Agape ATP Corporation

VIA EDGAR

September 15, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Conlon Danberg, Laura Crotty

Re:	Agape ATP Corporation
Registration Statement on Form S-1
Filed July 20, 2020, as amended
File No. 333-239951

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Agape ATP Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on September 19, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ How Kok Choong
How Kok Choong Director, Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Secretary (Principal Executive Officer)

cc:	Loeb & Loeb LLP
Hunter Taubman Fischer & Li LLC